
15046387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68158 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentech Capital Advisors Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 16th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Fascia, Financial Controller 212-946-3947
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (4th Floor) (Address) New York (City) New York (State) 10154 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Andrew Fascia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentech Capital Advisors Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Controller

Title

Notary Public

CHRISTINA M BAGNALL
Notary Public - State of New York
NO. 01BA6300676
Qualified in Queens County
My Commission Expires Apr 7, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Greentech Capital Advisors Securities, LLC
December 31, 2014
(With Report of Independent Registered
Public Accounting Firm Thereon)
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

# Greentech Capital Advisors Securities, LLC

## Statement of Financial Condition

December 31, 2014

## Contents



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

The Member of
Greentech Capital Advisors Securities, LLC:

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Greentech Capital Advisors Securities, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 26, 2015

Greentech Capital Advisors Securities, LLC
Statement of Financial Condition

December 31, 2014

| | |
|---|---|
| **Assets** | |
| Cash | $ 3,713,302 |
| Certificate of deposit | 263,128 |
| Advisory fees receivable | 3,431,266 |
| Investment in warrants at fair value | 1,212,330 |
| Security deposit | 61,350 |
| Prepaid expenses | 39,580 |
| Total assets | $ 8,720,956 |
| | |
| **Liabilities and member's equity** | |
| Due to parent | $ 2,967,117 |
| Deferred revenue | 360,531 |
| Regulatory fee payable | 50,259 |
| Accounts payable | 47,156 |
| Total liabilities | 3,425,063 |
| | |
| Member's equity | 5,295,893 |
| Total liabilities and member's equity | $ 8,720,956 |

*See accompanying notes to Statement of Financial Condition.*

## 1. Organization

Greentech Capital Advisors Securities, LLC (the Company) is a broker–dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the Parent Company), which is a wholly owned subsidiary of Greentech Capital Advisors, LP.

The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions (M&A), exclusive sale transactions, restructurings, private placements and project finance advisory. As of May 17, 2013, FINRA granted the continuance of the Company's membership to include best efforts or firm commitment underwriting, as lead manager, co-manager, syndicate member or selling group member.

The Company is based in New York and has a branch office in San Francisco, California.

## 2. Significant Accounting Policies

### Use of Estimates

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Preparation of the financials requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

### Cash

The Company considers all short-term money market investments with original maturities of three months or less to be cash equivalents.

### Fair Value Measurements and Disclosures

The Company carries its investment in warrants at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The Company has a

## 2. Significant Accounting Policies (continued)

Valuation Committee which is responsible for measuring the fair value of any investments held by the Company.

Financial Accounting Standards Board Accounting Standards Codification topic 820 (ASC 820) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The three-tier hierarchy of inputs is summarized in the three broad levels as follows:

Level 1 – inputs are unadjusted quoted market prices in active independent markets for identical assets and liabilities;

Level 2 – inputs are directly or indirectly observable estimates from quotes for similar but not identical assets and liabilities, market trades for identical assets not actively traded or other external independent means;

Level 3 – inputs are unobservable and reflect assumptions on the part of the reporting entity.

The hierarchy requires the use of market observable information when available for assessing fair value.

### Foreign Currency Transactions

The Company's financial statements are maintained in U.S. Dollars and revaluation gains and losses on transactions in currencies other than U.S. Dollars are included in the Statement of Operations. During 2013, the Company earned two Euro based success fees related to a transaction which had its initial closing in 2011 and subsequent closings in 2012 and 2013. The Euro fees were recorded on the books as receivables during 2013 and were collected on May 8, 2013 and February 6, 2014, respectively.

### Income Taxes

The Company is a single-member limited liability company and is a disregarded entity for US income tax purposes. As such, the Company is not subject to any US federal and relevant state and local income taxes. The Company also does not have presence or operations outside the US and therefore, should not be subject to any non-US taxes.

### 3. Contingencies

ASC 450 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss. The uncertainty will ultimately be resolved when one or more future events occur or fail to occur. A contingency is deemed to exist when the amount is unknown and uncertainty lies in whether or not the triggering event has occurred or will occur and what the effect, if any, on the Company would be when it occurs. Loss provisions are established when it becomes probable that the Company will incur an expense related to the contingency and the amount can be reliably estimated. The Company considers losses to be reasonably possible when they are neither probable nor remote. As of December 31, 2014, there are no material loss contingencies.

### 4. Accounts Receivable

The accounts receivable balance as of December 31, 2014 includes amounts due from external clients of the Company of $3,431,266.

### 5. Related Party Transactions

At December 31, 2014, the Company has a net payable of $2,967,117 to the Parent Company. This amount is comprised of a $10,350 receivable from the Parent Company for miscellaneous cash received by the Parent Company which is due to the Company and a payable to the Parent Company of $2,977,467. The Parent Company and the Company have a Service Agreement in place which is reviewed and assessed for reasonableness on a quarterly basis. This monthly allocation is booked as a payable to the Parent Company on the Company's books and settled with the Parent Company in the subsequent month.

### 6. Financial Instruments

On January 1, 2014, the Company held warrants, issued by a third party, which were earned and received as a success fee in 2012. In 2013 and 2014, the Company was issued additional warrants by the third party, which were valued at $456,664 and $6,174, respectively, upon receipt. The total warrants, measured at fair value, were revalued as of December 31, 2014 resulting in an unrealized loss of $53,161. As of December 31, 2014, the total investment in warrants is valued at $1,212,330 on the Statement of Financial Condition and is considered a Level 3 investment. The Company's Valuation Committee determined the fair value of the warrants using a Black-Scholes option pricing model. The model reflects contractual terms of the warrants such as the market price of the underlying unit, number of periods to exercise, and warrant strike price. Additionally, the model uses inputs obtained from third parties or derived based on information provided by third parties such as the risk-free rate assigned to the exercise period and volatility. The unobservable input used to calculate the fair value of the warrants was volatility of 35%.

## 7. Net Capital Requirements and Other Regulatory Matters

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements. The Company computes its net capital requirements under the aggregate indebtedness standard of Rule 15c3-1 which requires the Company to maintain a net capital equal to or greater than an amount established by the SEC. Under this rule, the Company is required to maintain net capital equal to the greater of 1/15 of its aggregate indebtedness, or $100,000. At December 31, 2014, the Company's net capital was $551,367 which was $323,029 in excess of its minimum net capital requirement.

The Company does not carry customer accounts and is exempt from the SEC Customer Protection Rule 15c3-3 under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 8. Concentrations of Credit Risk

The Company does not engage in any trading or brokerage activities with other counterparties but rather provides financial advisory services to various clients in exchange for transaction/advisory fees. In the event that the clients do not fulfill their payment obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty.

The Company maintains its cash in bank accounts at a single bank which exceeds the federally insured limit. The Company has not experienced any losses in their cash accounts and does not consider itself to be at risk with respect to its cash balances.

At December 31, 2014, 80% of the advisory fee receivable was from one individual counterparty.

## 9. Subsequent Events

The Company evaluated events and transactions that may have occurred since December 31, 2014 through February 26, 2015, which represents the date the financial statements were available for issuance, and has determined that there were no subsequent events during this period which materially impacted the financial statements.

**SIPC-7** (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7** (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*********420***************************ALL FOR AADC 100
068158 FINRA DEC
GREENTECH CAPITAL ADVISORS SECURITIES LLC
640 5TH AVE 16TH FL
NEW YORK NY 10019-6102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Schultz 212-946-3950

2. A. General Assessment (item 2e from page 2) $ 39,536

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 12,421 )
07/18/2014
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 27,115

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 27,115

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 27,115

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greentech Capital Advisors Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Operating officer / Chief Compliance officer
(Title)

Dated the 23 day of February, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 16,736,081 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 53,161 |
| Total additions | 53,161 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Providing investment banking services Reimbursement of out of pocket incurred in connection with (Deductions in excess of $100,000 require documentation) | (974,844) |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | (974,844) |
| 2d. SIPC Net Operating Revenues | $ 15,814,398 |
| 2e. General Assessment @ .0025 | $ 39,536 |

(to page 1, line 2.A.)



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Member of
Greentech Capital Advisors Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Greentech Capital Advisors Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2 Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2015